SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a).
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)
TRINITY PLACE HOLDINGS INC.
(Name of Issuer)
Common Stock, Par Value $0.01
(Title of Class of Securities)
89656D101
(CUSIP Number)

TIMOTHY E. LADIN
MFP INVESTORS LLC
909 THIRD AVENUE, 33rd FLOOR
NEW YORK, NEW YORK 10022
(212) 752-7345
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)
May 5, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ⌧
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 6 Pages)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89656D101	Schedule 13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS
MFP Partners, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		9,161,501(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
9,161,501(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,161,501(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		⌧
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.9%
14	TYPE OF REPORTING PERSON
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”).  Jennifer Cook Price is managing director of MFP and MFP Investors LLC.

(2) The 9,161,501 shares of common stock, par value $0.01 per share (“Common Stock”), of Trinity Place Holdings Inc., a Delaware corporation, are held directly by MFP.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the 9,161,501 shares of Common Stock reported herein.  The ownership percentage set forth above is based on 36,836,146 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-K.

CUSIP NO. 89656D101	Schedule 13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS
MFP Investors LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		9,161,501(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
9,161,501(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,161,501(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		⌧
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.9%
14	TYPE OF REPORTING PERSON
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”).  Jennifer Cook Price is managing director of MFP and MFP Investors LLC.

(2) The 9,161,501 shares of common stock, par value $0.01 per share (“Common Stock”), of Trinity Place Holdings Inc., a Delaware corporation, are held directly by MFP.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the 9,161,501 shares of Common Stock reported herein.  The ownership percentage set forth above is based on 36,836,146 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-K.

CUSIP NO. 89656D101	Schedule 13D	Page 4 of 7

1	NAMES OF REPORTING PERSONS
Jennifer Cook Price (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		9,161,501(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
9,161,501(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,161,501(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		⌧
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.9%
14	TYPE OF REPORTING PERSON
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”).  Jennifer Cook Price is managing director of MFP and MFP Investors LLC.

(2) The 9,161,501 shares of common stock, par value $0.01 per share (“Common Stock”), of Trinity Place Holdings Inc., a Delaware corporation, are held directly by MFP.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the 9,161,501 shares of Common Stock reported herein.  The ownership percentage set forth above is based on 36,836,146 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-K.

CUSIP NO. 89656D101	Schedule 13D	Page 5 of 7

Explanatory Note
Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) dated April 11, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 on December 8, 2015 (the “Amendment No. 1”), Amendment No. 2 on February 14, 2017 (the “Amendment No. 2”), Amendment No. 3 on April 7, 2017 (the “Amendment No. 3”), Amendment No. 4 on February 20, 2018 (the “Amendment No. 4”), Amendment No. 5 on June 12, 2019 (the “Amendment No. 5”) and Amendment No. 6 on October 25, 2021 (the “Amendment No. 6”).  The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 7 are together referred to herein as the “Schedule 13D”.  This Schedule 13D represents an initial Schedule 13D filing for Jennifer C. Price.
This Amendment No. 7 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Trinity Place Holdings Inc., a Delaware corporation (“Trinity” or the “Company”), owned by the Reporting Persons.  This Schedule 13D reflects, among other things: (i) the passing of Michael F. Price on March 14, 2022, and (ii) that Jennifer C. Price, the widow of Mr. Price, became the managing director of MFP and MFP Investors, and therefore, may be deemed to beneficially own the shares beneficially owned by them. Except as specifically amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 7, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended by replacing sections (a), (c) and (f) of Item 2 with the following:
“(a)    This Statement is being filed on behalf of MFP Partners, L.P., a Delaware limited partnership (“MFP”), MFP Investors LLC, a Delaware limited liability company and general partner of MFP (“MFP Investors”), and Jennifer Cook Price, managing director of MFP and MFP Investors (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”).  The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 7.”
“(c)    The principal business of MFP is that of making investments.  MFP Investors is a registered investment advisor and serves as the general partner of MFP.  Ms. Price serves as managing director of MFP and MFP Investors.”
“(f)    MFP and MFP Investors are each organized under the laws of Delaware.  Ms. Price is a citizen of the United States of America.”
Item 3. Sources and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 3:
“Since the filing of Amendment No. 6, MFP acquired 347,700 shares of Common Stock in a broker transaction on May 5, 2022 at $1.10 per share for a total purchase price of $382,470.  The source of funds for the acquisition of the shares of Common Stock by MFP was working capital.
On March 14, 2022, Michael F. Price passed away.  Jennifer C. Price, the widow of Mr. Price, became the managing director of MFP and MFP Investors, and therefore, may be deemed to beneficially own the securities beneficially owned by MFP and MFP Investors.”
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended by replacing sections (a), (b), (c) and (e) of Item 5 with the following:
“(a) MFP directly owns 9,161,501 shares of Common Stock, representing approximately 24.9% of the outstanding shares of Common Stock.  The ownership percentage set forth above is based on 36,836,146 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-K.”
“(b) Due to their respective relationships with MFP and each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock directly owned by MFP.”
“(c) The information set forth in Item 3 of this Amendment No. 7 shall be incorporated herein by reference.  Except as set forth in this Schedule 13D, there have been no other transactions by the Reporting Persons in the Issuer’s Common Stock during the past sixty days.”

CUSIP NO. 89656D101	Schedule 13D	Page 6 of 7

“(e) Michael F. Price passed away on March 14, 2022 and therefore ceased to be the beneficial owner of more than five percent of shares of Common Stock.”
Item 7. Material To Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:
Exhibit 7	Joint Filing Agreement, dated as of May 16, 2022, by and among MFP Partners, L.P., MFP Investors LLC and Jennifer Cook Price

CUSIP NO. 89656D101	Schedule 13D	Page 7 of 7

SIGNATURE
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:   May 16, 2022
MFP Partners, L.P.,
by its General Partner,
MFP Investors LLC

/s/ Timothy E. Ladin
Signature
Name:	Timothy E. Ladin
Title:	General Counsel, Vice President

MFP Investors LLC

/s/ Timothy E. Ladin
Signature

Name:	Timothy E. Ladin
Title:	General Counsel, Vice President

Jennifer Cook Price
/s/ Jennifer Cook Price
Signature

Name:	Jennifer Cook Price

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of April 17, 2013, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price*

Exhibit 2
Investment Agreement, by and among MFP Partners, L.P. and Trinity Place Holdings Inc. (including the form of Registration Rights Agreement), dated as of September 11, 2015 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on September 15, 2015 and incorporated herein by reference)*

Exhibit 3
Private Placement Agreement, by and among the Company and the investors identified on Schedule A therein, dated as of February 14, 2017 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on February 17, 2017 and incorporated herein by reference)*

Exhibit 4	Agreement made as of February 14, 2017, by and between MFP and DS Fund I LLC*

Exhibit 5	Stock Purchase Agreement made as of October 25, 2021, by and between Marcato Capital Management LP, on behalf of Marcato International Master Fund Ltd., MFP and the purchasers named therein*

Exhibit 6
Private Placement Agreement, by and among the Company and the investors identified on Schedule A therein, dated as of October 22, 2021 (filed as Exhibit 10.6 of the Current Report on Form 8-K filed by the Company on October 25, 2021 and incorporated herein by reference)*

Exhibit 7	Joint Filing Agreement, dated as of May 16, 2022, by and among MFP Partners, L.P., MFP Investors LLC and Jennifer Cook Price

* Filed previously